Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Yamana Gold Inc. (“Yamana”)

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, ON M5J 2J3

ITEM 2.	Date of Material Change

March 31, 2023

ITEM 3.	News Release

A joint news release of Pan American Silver Corp. (“Pan American”) and Yamana was disseminated on March 31, 2023, via Business Wire and GlobeNewswire and was subsequently filed on SEDAR.

ITEM 4.	Summary of Material Change

Pan American and Yamana announced that Pan American completed its previously announced acquisition of all of the issued and outstanding common shares of Yamana (“Yamana Shares”), following the sale by Yamana of its Canadian assets, including certain subsidiaries and partnerships which hold Yamana’s interests in the Canadian Malartic mine, to Agnico Eagle Mines Limited (“Agnico Eagle”), by way of a plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act.

ITEM 5.	Full Description of Material Change

Pan American and Yamana announced that Pan American completed its previously announced acquisition of all of the issued and outstanding Yamana Shares, following the sale by Yamana of its Canadian assets, including certain subsidiaries and partnerships which hold Yamana’s interests in the Canadian Malartic mine, to Agnico Eagle, by way of the Arrangement.

The Arrangement adds four producing mines to Pan American’s portfolio: the Jacobina mining complex in Brazil, the El Peñón and Minera Florida mines in Chile, and the Cerro Moro mine in Argentina. It also adds the MARA development project in Argentina.

Transaction consideration

Pursuant to the Arrangement, Yamana shareholders received, in respect of each Yamana Share held, US$1.0406 in cash paid by Agnico Eagle, 0.0376 of a common share of Agnico Eagle (each whole share, an “Agnico Eagle Share”) and 0.1598 of a common share of Pan American (each whole share, a “Pan American Share”). In aggregate, Yamana shareholders received US$1,001,302,560 in cash, 36,177,931 Agnico Eagle Shares and 153,758,280 Pan American Shares pursuant to the Arrangement. Upon closing of the Arrangement, existing Pan American shareholders own approximately 58% of the Pan American Shares and former Yamana Shareholders own approximately 42% of the Pan American Shares.

Full details of the Arrangement and certain other matters are set out in the management information circular of Yamana dated December 20, 2022, which can be found under Pan American’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Delisting of Yamana Shares

The Yamana Shares are expected to be delisted from the Toronto Stock Exchange as of the closing of the market on April 3, 2023, and were delisted from the New York Stock Exchange as of the opening of the market on April 3, 2023. The depositary interests of Yamana were suspended from trading on the London Stock Exchange as of the opening of the market on March 27, 2023, and were formally delisted from the London Stock Exchange and cancelled from the UK Financial Conduct Authority’s Official List as of the opening of the market on April 3, 2023. Pan American is in the process of applying for Yamana to cease to be a reporting issuer under applicable Canadian securities laws and to otherwise terminate Yamana’s public reporting requirements.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

Delaney Fisher

Senior Vice President, Legal & Secretary

Telephone: (604) 684-1175

ITEM 9.	Date of Report

April 3, 2023

Cautionary Note Regarding Forward-Looking Statements and Information

Certain of the statements and information in this material change report constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this material change report relate to, among other things, that the Yamana Shares are expected to be delisted from the Toronto Stock Exchange on April 3, 2023, the New York Stock Exchange on April 3, 2023 and the London Stock Exchange on April 3, 2023; and that the Yamana Shares are expected to be cancelled from the Financial Conduct Authority’s Official List on April 3, 2023.

These forward-looking statements and information reflect Yamana’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Yamana, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. Yamana cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this material change report and Yamana has made assumptions and estimates based on or related to many of these factors. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in laws, regulations and government practices in the jurisdictions where Yamana or Pan American operate, including anit-trust, environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments where Yamana or Pan American carry on business; the ability of Pan American and Yamana to successfully integrate operations and employees; and those factors identified under the heading “Risk Factors” in Yamana’s management information circular dated December 20, 2022 and under the heading “Description of the Business” in Yamana’s most recent form 40-F and annual information form dated March 29, 2023, filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively.

Although Yamana has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of Yamana’s near and longer term prospects and may not be appropriate for other purposes. Yamana does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.